EXHIBIT 99.1
FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE September 2, 2014
ITEM 3.	NEWS RELEASE Issued September 3, 2014 and distributed through the facilities of CNW (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company announced that early results from this year’s drill program at KSM have confirmed the discovery of a major new gold-copper occurrence beneath Iron Cap, one of the project’s four large porphyry deposits. The discovery, which began to emerge in the 2013 drill program, is called the Iron Cap Lower Zone.

Two new holes in the 2014 program indicate that the Lower Zone has excellent size and continuity as well as higher grades than the Iron Cap deposit above it and include an intercept of 514 m averaging 0.68 g/T gold and 0.30% copper. IC-14-53 and 54 demonstrate the intensive and extensive potassic alteration, characterized by secondary orthoclase and abundant quartz-feldspar-sulfide veins, which confirm the presence of a core zone and should lead to better grades at depth.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 3rd day of September, 2014.

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 3, 2014

Drilling Confirms Major Gold-Copper Discovery Beneath KSM’s Iron Cap Deposit

New Intercepts include 0.68 g/T gold and 0.30% copper over 514 meters
Additional rig moved to site to accelerate new zone towards resource estimate

Toronto, Canada…Seabridge Gold announced today that early results from this year’s drill program at its 100%-owned KSM Project in northwestern British Columbia, Canada have confirmed a major new gold-copper occurrence beneath Iron Cap, one of the project’s four large porphyry deposits. The discovery, which began to emerge in the 2013 drill program, is called the Iron Cap Lower Zone. The drill program is now being intensified in order to generate sufficient data for an initial resource estimate expected by January, 2015.

Commenting on the news, Chairman and CEO Rudi Fronk noted that “a key objective for this year’s drilling is to find additional higher grade core zones following last year’s major discovery of the Deep Kerr deposit. The potential below Iron Cap was our number one new target because of where it is. Iron Cap Lower Zone sits about 1000 meters laterally from the access tunnels designed for the KSM project which should make it efficient to develop and mine. Also, the existing Iron Cap deposit is already designed as an underground block cave mine. Extending this deposit down plunge into higher grade gold and copper in the Lower Zone could significantly improve the Iron Cap deposit with little change to the KSM project design,” Fronk said.

Last year’s Deep Kerr core zone discovery resulted in an initial inferred resource of 515 million tonnes averaging 0.53% copper and 0.36 g/T gold, a substantial grade improvement compared to the Kerr Deposit lying above it.

Iron Cap currently hosts a probable reserve of 193 million tonnes grading 0.45 g/T gold, 0.20% copper and 5.32 g/T silver. Drilling below the Iron Cap deposit in 2013 obtained promising results, particularly IC-13-49 which returned 207 meters of 1.22 g/T gold. However, 2013 drilling did not test the width and strike of the projected core zone due to a lack of suitable drill pad locations. Holes in the 2014 program have been designed to cut across the projected core zone at Iron Cap to determine the width and strike of the zone using advanced steering equipment capable of altering the orientation of the drilling as it progresses. These new holes indicate that the Lower Zone has excellent size and continuity as well as higher grades than the Iron Cap deposit above it. IC-14-53 and 54 demonstrate the intensive and extensive potassic alteration, characterized by secondary orthoclase and abundant quartz-feldspar-sulfide veins, which confirm the presence of a core zone and should lead to better grades at depth.

The following table summarizes all the holes drilled into the Lower Zone. Holes drilled last year and previously released are included to provide a more complete picture of the deposit and its emerging resource potential. New drill data is separated in the table to ensure clarity.

                                                                        Iron Cap Lower Zone Intercepts
Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
2013 Drill Results
IC-13-48	1011 including	346.5	839.8	493.3	0.30	0.30	3.2
		346.5	425.4	78.9	0.72	0.37	5.4
IC-13-49	1035 including	9.0	1032.4	1023.4	0.77	0.24	5.2
		485.2	692.4	207.2	1.22	0.45	4.5
IC-13-50	432	286.0	321.0	35.0	1.38	0.38	9.7
IC-13-51	1169	884.0	956.4	72.4	0.55	0.26	2.1
IC-13-52	1071	308.4	506.4	196.9	0.34	0.44	2.3
2014 Drill Results
IC-14-53	1329.4	488.4	1002.4	514.0	0.68	0.30	5.2
	including	635.4	727.4	92.0	1.47	0.34	3.1
IC-14-54	1107.0	322.4	832.5	510.1	0.41	0.28	10.5
	including	599.4	713.0	112.4	0.44	0.40	22.1
	including	717.6	832.5	114.9	0.61	0.20	3.6

Holes IC-14-53 and 54 were oriented to cross the structure at approximate right angles and therefore these two intercepts likely represent a close approximation to true width. More drilling now in progress will help to confirm the width of the Lower Zone and also expand both its strike and depth extent.

The KSM Project represents an entire mining district hosting multiple deposits and containing one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four known, large, gold-copper porphyry deposits which occur within the upper portion of the system and have demonstrated vertical continuity down to near-magmatic bornite-bearing core zones and upward through voluminous mineralized stock works into near surface epithermal vein deposits. This vertical zonation is typical of many of the world's largest mining districts. Deep Kerr and the Iron Cap Lower Zone are the initial confirmations of the existence of deep core zones beneath the porphyry deposits, which this model predicts. Core zones are typically formed under higher temperature and pressure conditions, resulting in a mineralogical character (such as potassic alteration) usually associated with significantly higher metal content. Seabridge believes that additional core zones are likely to be discovered at KSM.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2014 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples will be assayed using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the ability and timing to complete a resource estimate for the Iron Cap Lower Zone; (ii) the location of the Iron Cap Lower Zone making it more efficient to mine and develop; (iii) the presence of additional core zones on the Project and the objective of finding more core zones on the Project; (iii) drilling confirming the presence of a core zone which should lead to better grades at depth; (iv) extending the existing Iron Cap deposit down plunge significantly improving the Iron Cap deposit with little change to KSM Project design; (v) the 2014 intercepts likely representing true widths; (vi) the estimated amount and grade of mineral reserves and mineral resources; (vii) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (viii) the amount of future production; and (ix) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2013 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net